FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)



-----------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*/    2. Issuer Name and                   /      5. Relationship of Reporting
                                        /    Ticker or Trading Symbol             /         Person(s) to Issuer
                                        /                                         /         (Check all applicable)
 CALVITTI,    DANIELA       C.          /      ITEX CORPORATION                   /          ---  Director      ---    10% Owner
  (Last)      (First)    (Middle)       /          ("ITEX")                       /          -x-  Officer       ---    Other
                                        /                                         /          (give title below) (specify below)
                                        /                                         /             CHIEF FINANCIAL OFFICER
----------------------------------------/-----------------------------------------/-------------------------------------------------
                                        /                                         /
                                        / 3. Statement   4. If Amendment, Date    /       6.  Individual or Joint/Group Filing
                                        / for Month/Year  of Original(Month/Year) /                 (Check Applicable Line)
                                        /                                         /            X  Form filed by one Reporting Person
                                        /    12/2000           ----               /               Form filed by More than One
                                        /                                         /                Reporting Person
----------------------------------------/                                         /
                                        /                                         /
                                        /                                         /
C/O ITEX CORPORATION                    /                                         /
3400 COTTAGE WAY                        /                                         /
--------------------------------------- /                                         /
(Street)                                /                                         /
--------------------------------------- /                                         /
                                        /                                         /
SACRAMENTO,            CA        95825  /                                         /
--------------------------------------- /                                         /
(City)                (State)   (Zip)   /                                         /
                                        /                                         /
-----------------------------------------------------------------------------------------------------------------------------------


          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED



-----------------------------------------------------------------------------------------------------------------------------------
1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       /   5. Amount of      /              /              /
    of   /   Date         /      Code      /  or Disposed (D)(Instr.3,4,and 5) /   Securities        / 6. Ownership /  7.Nature of /
Security /  (Mo/Day/Yr)   /   (Instr. 8)   /                                   /  Beneficially Owned /  Form: Direct/    Indirect  /
(Inst.3) /                / ---------------------------------------------------/   at End of Month   /    (D) or    /   Beneficial /
         /                /  Code /  V     /  Amount  /   (A) or (D) /  Price  /     (Instr. 3       /  Indirect(I) /    Ownership /
         /                /       /        /          /              /         /        and 4        /   (Instr.4)  /    (Instr.4) /
===================================================================================================================================/



===================================================================================================================================/

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is  filed  by more  than one  reporting  person,  see  Instruction
4(b)(v).

 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------


                                                            6.Date                                  9.Number     10.Owner-
                                             5.Number       Exercisable    7.Title and                of Deriv-  ship Form
                                             of Derivitive  and Expira-    Amount of                  itive      of Deriv-
                                             Securities     tion Date      Underlying                 Securities itive     11.Nature
                                  4.Trans-   Aquired (A)    (Mo./Day/Yr.)  Securities       8.Price   Benefi-    Security     of
1.Title    2.Conversion 3.Trans-   action    or Disposed    -------------- (Instr.3 and 4)   of Deri- cially     Direct    indirect
of          or Exercise  action    Code      of (D)         Date           ----------------  vitive   owned at   (D) or      Bene-
Derivitive   Price of     Date    (Instr. 8) (Instr. 3,4,5) Exer-  Expira-        Amount or  Security End of     Indirect   ficial
Security    Derivitive  (Mo./Day/ ---------- -------------- cis-   tion           Number of  (Instr.  Month      (I)       Ownership
(Instr.3)    Security     Yr.)    Code    V     A      D    able   Date     Title  Shares       5)    (Instr.4)  (Instr. 4)(Instr.4)
---------- ------------ --------- ----- ----  ----- ------- ------ -------- ----- --------- -------- ---------  ---------- --------

Options to    $0.75     01/02/01 A      50,000         *(1)     01/02/10  Common  50,000              100,000         D
Purchase                                                                   Stock
Common
Stock
------------------------------------------------------------------------------------------------------------------------------------



Explanation of Responses:

*(1)
12,500 vests immediately
12,500 vests 01/01/02
12,500 vests 01/01/03
12,500 vests 01/01/04

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

 /s/ DANIELA C. CALVETTI                                             02/08/01
 --------------------------------                                   ----------
     Daniela C. Calvetti                                               Date

 ** Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.